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                                           FILING PURSUANT TO RULE 425
                                           OF THE SECURITIES ACT OF 1933

                                           FILER: JO-ANN STORES, INC.

                                           SUBJECT COMPANY: JO-ANN STORES, INC.
                                           (COMMISSION FILE NO. 1-6695)



 FROM: Internal Communications
 SENT: Friday, October 31, 2003 3:38 PM
 SUBJECT: Reminder to Vote on the Stock Reclassification Proposal

 Dear Team Members,

 Please remember that all proxy votes for the stock reclassification must be received by 12:00 noon on Monday, November 3, 2003.

 The Board of Directors, our leadership and I support this proposal. To pass the proposal the majority of the shareholders are required to vote in favor of the proposed reclassification. If you do not vote, it will have the same effect as voting against the proposal.

 If you have not yet voted, please do so as soon as possible. If you would like help in voting, please contact Wendy Stewart at x6617.

 Best Regards,

 Alan Rosskamm
 Chairman, President and CEO

 - - - - - - - - - - - - - - - - - -
 The Company is soliciting proxies for the special meeting of shareholders relating to the proposed reclassification transaction through a proxy statement/prospectus that has been filed with the Securities and Exchange Commission as part of a Form S-4 Registration Statement. The Company has mailed copies of the proxy statement/prospectus, along with proxy forms, to its shareholders in connection with the special meeting of shareholders. The proxy statement/prospectus contains important information regarding the solicitation by the Company and other important information about the reclassification transaction.

 Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Shareholders of the Company may obtain, free of charge, copies of the proxy statement/prospectus and other documents filed by the Company with the Securities and Exchange Commission at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. These documents may also be obtained free of charge by calling Ms. Wendy Stewart at 330-656-2600.